Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction
UH Craft I Ltd	British Virgin Islands
UFox Travel Limited	United Arab Emirates
Upperhouse Partners Limited	United Arab Emirates
Upperhouse Capital (HK) Limited	Hong Kong